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12012464

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
120

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-48754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/11 and ending 12/31/11

A. REGISTRANT IDENTIFICATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Redwine & Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
5955 Carnegie Blvd., Suite 225
(No. and Street)

Charlotte (City) NC (State) 28209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: J. Craighill Redwine (704) 375-2966
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook (City) Illinois (State) 60523 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **J. Craighill Redwine, Sr.**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Redwine & Company, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public

STACI WILLIAMS
Notary Public
Mecklenburg County
My Commission Expires
01/31/2013
NORTH CAROLINA

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDWINE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REDWINE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Redwine & Company, Inc.

We have audited the accompanying statement of financial condition of Redwine & Company, Inc. as of December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Redwine & Company, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
February 21, 2012

REDWINE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 81,594
Receivable from brokers and dealers	128,841
Concessions receivable	16,951
Leasehold improvements, office furniture and equipment, at cost (net of accumulated depreciation of $91,203)	7,940
Related party note receivable	50,000
Other assets	6,830
TOTAL ASSETS	$ 292,156

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 18,749
Commissions payable	14,408
Total Liabilities	$ 33,157
SHAREHOLDERS' EQUITY	
Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding 1,920 shares	$ 19
Additional paid in capital	227,136
Retained earnings	31,844
Total Shareholders' Equity	$ 258,999
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 292,156

The accompanying notes are an integral part of this financial statement.

REDWINE & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2011

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - Redwine & Company, Inc. (the "Company") was incorporated in the state of North Carolina on October 20, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Depreciation - Depreciation of leasehold improvements is provided using the straight-line method over fifteen years. Depreciation of office furniture and equipment is provided for using the straight-line method over five years.

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Level 1 inputs have been applied to value cash and cash equivalents on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic values.

NOTE 3 – RELATED PARTY NOTE RECEIVABLE

As of December 31, 2011, the Company had a $50,000 unsecured note receivable from a shareholder. The note is due on demand and non-interest bearing.

NOTE 4 - INCOME TAXES

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2008.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2011 the Company's net capital and required net capital were $191,673 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 17%.

NOTE 6 - RETIREMENT PLANS

Effective June 30, 2011, the Company terminated its 401(k) profit sharing plan. For the year ended December, 31, 2011, there were no Company contributions to the plan.

Effective January 1, 2011, the Company adopted a Simplified Employee Pension plan (SEP) covering substantially all employees meeting minimum age and service requirements. Contributions are discretionary and determined by the shareholders of the Company. There were no Company contributions to the plan for the year ended December 31, 2011.

NOTE 7 - COMMITMENTS

Lease Commitments - Minimum annual rentals under noncancellable leases, classified as operating leases, for office space, expiring August 2014 and two autos expiring in June 2013 and October 2013, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2012	$ 74,185
2013	67,533
2014	37,165
Total	$ 178,883

Office rent expense and auto lease expense for the year ended December 31, 2011 were $50,088 and $24,091, respectively.

NOTE 8 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded and over the counter options purchased and sold on a when-issued basis. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will therefore be obligated to purchase such securities at a future date.

NOTE 8 - OFF-BALANCE SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

Since the Company enters into the forgoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned hereafter.

In order to facilitate securities transactions, including the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with any other broker/dealer without first obtaining written consent from its Clearing Broker/dealer. The Company is also required to maintain a deposit of $25,000 with the Clearing Broker/dealer. Termination charges and other items are discussed therein.